Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 14 DATED NOVEMBER 6, 2014
TO THE PROSPECTUS DATED APRIL 25, 2014
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 25, 2014, as supplemented by supplement no. 3 dated May 6, 2014, supplement no. 12 dated September 10, 2014 and supplement no. 13 dated September 10, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition of an office property containing 220,020 rentable square feet in Rocklin, California.
Rocklin Corporate Center
Acquisition of Rocklin Corporate Center
On November 6, 2014, we, through an indirect wholly owned subsidiary, acquired an office property containing 220,020 rentable square feet located on approximately 13.9 acres of land in Rocklin, California (“Rocklin Corporate Center”). The seller is not affiliated with us or our advisor.
The purchase price of Rocklin Corporate Center was $33.8 million plus closing costs.  We funded the purchase of Rocklin Corporate Center with proceeds from this offering, but may later place mortgage debt on this property.
Rocklin Corporate Center was built in 2007. As of November 6, 2014, Rocklin Corporate Center was approximately 90% leased to 9 tenants with a weighted-average remaining lease term of 5.2 years.

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